

Mail Stop 3720

January 2, 2008

<u>Via U.S. Mail</u>

Mr. Patrick E. McCready
Chief Financial Officer
Channell Commercial Corporation
26040 Ynez Road
Temecula, CA 92591

> **Re:** **Channell Commercial Corporation**
> **Item 4.01 Form 8-K**
> **Filed October 22, 2007**
> **File No. 000-28582**

Dear Mr. McCready:

We have reviewed your supplemental response letter dated December 20, 2007 as well as your filing and have the following additional comment.

1. We note you explain under item C - "Unvouchered Accountants Payable Adjustment," that you have determined that at least $260,000 of the adjustment relates to the fourth quarter but you are unable to accurately determine to which period the remaining amount of $146,000 relates. You have decided not to incur the cost or make the effort to specifically analyze the remaining error amount as you believe it is not practical to do so. We do not understand how it is reasonable for you to conclude the error was not material to any of the first three quarters of 2005, relying upon an analysis that arbitrarily allocates one fourth of the remaining error amount to each quarter in 2005 as a basis for your conclusion. Please provide us a materiality analysis that assumes the full $146,000 unidentified error relates to each of the first three quarters in 2005. If you are unable to conclude that the entire error amount would not be material to any single quarter, then it would appear that it may be practical and cost effective to further investigate the error in specific detail.

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     Please respond to the comment, via EDGAR, within five business days or tell us when you will provide us with a response. If you have any questions, please call Andrew Mew, Senior Staff Accountant at (202) 551-3377.

     Sincerely,

     Robert S. Littlepage, Jr.
     Accounting Branch Chief